UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 28, 2015

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	(REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Billiton Limited 171 Collins Street Melbourne Victoria 3000 Australia GPO BOX 86 Melbourne Victoria 3001 Australia Tel +61 1300 55 47 57 Fax +61 3 9609 3015 bhpbilliton.com	BHP Billiton Plc Neathouse Place London SW1V 1LH UK Tel +44 20 7802 4000 Fax + 44 20 7802 4111 bhpbilliton.com

Company Secretariat

28 August 2015

To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

Notification of Change of Interests of Directors and Connected Persons

(Australian Securities Exchange Listing Rules Appendix 3Y)

(Listing Rules & Disclosure and Transparency Rules of the UK Listing Authority)

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Limited or BHP Billiton Plc have primary or secondary listings, all those interests of directors and persons discharging managerial responsibilities of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Securities Exchange (ASX) Listing Rules, Listing Rules & Disclosure and Transparency Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Acts and the Group’s Securities Dealing document.

We (the entities) advise the following information under ASX Listing Rule 3.19A.2, the UK Listing Authority Disclosure and Transparency Rule 3.1.4 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and in accordance with the Group’s Securities Dealing document.

Name of person discharging managerial responsibilities	Andrew Mackenzie

Date of last notice	26 May 2015

Date issuer informed of transaction	27 August 2015

Date and place of transaction	27 August 2015 (Australian Securities Exchange) The employee share plan trust purchased the shares. The shares were allocated, and the issuer was informed on 27 August 2015.

Nature of transaction	The acquisition of: • 30,312 ordinary shares in BHP Billiton Limited following the vesting of Deferred Shares under the 2013 Group Incentive Scheme (GIS); and

•    1,982* ordinary shares in BHP Billiton Limited in accordance with the Group’s policy on Dividend Equivalent Payments (DEPs).

In addition, an on-market sale of 15,719 ordinary shares on the Australian Securities Exchange, made in order to meet expected tax obligations.

*  Certain awards granted under BHP Billiton equity plans include eligibility to receive a DEP as described in the BHP Billiton Remuneration Report. During 2013 the Remuneration Committee determined the DEP on certain awards would be provided in the form of ordinary shares.

Part 1 – Change of relevant interests in securities

Included in this Part are:

•	in the case of a trust, interests in the trust made available by the responsible entity of the trust;

•	details of the circumstance giving rise to the relevant interest;

•	details and estimated valuation if the consideration is non-cash; and

•	changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder)

Andrew Mackenzie has an indirect interest in 266,246 ordinary shares in BHP Billiton Plc and 16,575* ordinary shares in BHP Billiton Limited held by Pershing Nominees held jointly by Andrew Mackenzie and Elizabeth Mackenzie, of which Andrew Mackenzie is a beneficiary.

*  Note – total above reflects shares transferred in this transaction.

Date of change	27 August 2015

No. of securities held prior to change	266,246 (BHP Billiton Plc) – indirect

Class	Ordinary Shares in BHP Billiton Limited

Number acquired	32,294 (BHP Billiton Limited)

Number disposed	15,719 (BHP Billiton Limited)

Value/Consideration	Vesting of 30,312 at nil cost 1,982 DEP in shares – nil cost Sale of 15,719 at $24.13 per share (average)

No. of securities held after change	16,575 (BHP Billiton Limited) – indirect 266,246 (BHP Billiton Plc) – indirect

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Please see “nature of transaction” above.

Any additional information	–

Part 2 – Change of interests in contracts other than as described in Part 4

Included in this Part are:

•	only details of a contract in relation to which the interest has changed; and

•	details and estimated valuation if the consideration is non-cash.

Detail of contract	–

Nature of interest	–

Name of registered holder (if issued securities)	–

No. and class of securities to which interest related prior to change	–

Interest acquired	–

Interest disposed	–

Value/Consideration	–

Interest after change	–

Part 3 – Closed period

Were the interests in the securities or contacts detailed above traded during a closed period where prior written consent was required?	No

If so, was prior written clearance provided to allow the trade to proceed during this period?	Under our Securities Dealing Policy a Person Discharging Managerial Responsibilities cannot deal in BHP Billiton Securities without prior written clearance. This requirement applies to all dealings, including those that occur outside of a Close Period.

If prior written clearance was provided, on what date was this provided?	–

Part 4 – Change of interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	–

Period during which or date on which exercisable	–

Total amount paid (if any) for the grant	–

Description of securities involved: class; number	–

Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	–

Total number of securities over which options or other rights held at the date of this notice

BHP Billiton Plc:

309,899 – maximum number of Performance Shares (ordinary shares of BHP Billiton Plc) under the LTIP

30,389 – vested GIS options (ordinary shares of BHP Billiton Plc)

——————

340,288 – Total

BHP Billiton Limited:

438,560 – maximum number of Performance Shares (ordinary shares of BHP Billiton Limited) under the LTIP

73,527 – maximum number of Deferred Shares (ordinary shares of BHP Billiton Limited) under the STIP

——————

512,087 – Total

Any additional information

This notification is in respect of the vesting of Deferred Shares under GIS (see part 1).

2010 LTIP – nil vesting

None of Mr Mackenzie’s 129,648 2010 Long Term Incentive Plan (LTIP) awards vested. BHP Billiton’s five year TSR performance was negative 15.2 per cent over the five-year period from 1 July 2010 to 30 June 2015. This is below the weighted median TSR of peer companies of negative 4.5 per cent and below the TSR of the MSCI World index of positive 78.6 per cent. This level of performance results in zero vesting for the 2010 LTIP awards, and accordingly the awards have lapsed.

Part 5 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Rachel Agnew

Contact details	Rachel Agnew Tel: +61 3 9609 3730 Fax: +61 3 9611 1044

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street Melbourne Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH UK

Members of the BHP Billiton Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: August 28, 2015	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary